SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

HIGH COURT FORCES AVIATION REGULATOR TO CLARIFY DECISION ON DAA CAPEX

APPEALS PANEL MUST NOW
 REVIEW
 ABUSIVE
 €1.2BLN. CAPEX PLAN

Ryanair,
Ireland
's largest airline
,
 today (
Tuesday
,
2
0
th
 May
 2007)
welcomed the High Court's decision on its appeal of the Commission for
 Aviation Regulation's (CAR's) Interim Determination
o
n
 airport charges
 at Dublin Airport
. The Court found that there was "clear ambiguity" in the CAR's determination and that Ryanair was justified in bringing the claim.
The Court
ordered
the CAR to clarify its treatment of €1.2bln. worth of capex in its interim review and the CAR has now confirmed that this figure has been included in the regulated asset base (RAB), which will lead to a doubling of passenger charges at Dublin Airport.
The Court also found that the Minister for Transport was wrong in not allowing Ryanair to appeal the inclusion of this
€1.2 bln.

Ryanair is therefore
again
calling o
n the Minister to establish an Appeals P
anel with a view to removing this
abusive spending
 from the RAB
.

Ryanair will be highlighting to the Appeals Panel the fact that the DAA airport monopoly has consistently ignored the reasonable requirements of users and is providing massively over specified and costly
facilities
in order to
 inflate passenger charges. The UK authorities have recognised that this form of RAB based regulation is seriously flawed and Ryanair is therefore

re
issuing its
call on the Minister to
sack the regulator and
introduce competition at Dublin Airport.

Speaking today
following the High Court's decision
Ryanair
's Jim Callaghan
 said:

"
We welcome the High Court's finding that the CAR made a mess of the interim determination and was forced to clarify it. Although the Court did not overturn the decision, the Judge clarified that Ryanair is entitled to appeal the substance of the decision before an Appeals Panel established by the Minister for Transport
.
  We are therefore calling on the Minister to establish this panel in order to re move
 the wasteful spending that the CAR allowed into the RAB.

The CAR's bungled decision, which has now been "clarified" demonstrates the serious flaws in this form of regulation, where an abusive monopoly is allowed to recover from airport users for what is clearly massively wasteful spending. Even the CAR confirmed that DAA's planned Terminal 2 was at least 50% too large and yet he allowed them to recover on the vast majority of th is
 expenditure.

It is high time that the Minister for Transport abandons this failed regulatory system and allows for competition at Dublin Airport. Regulation has been
 an abject failure, it's time to allow competition to reduce prices and improve services at Dublin Airport."

Ends.

Tuesday
,
2
0
th
 May
 2007

For reference:

    Pauline McAlester - Murray Consultants

                     Tel: +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  20 May 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director